Argentex Mining Issues 911,867 Common Shares at CDN$0.2882
on Partial Conversion of Convertible Debenture

Vancouver, B.C., August 16, 2013 -- Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce that on August 15, 2013, it converted US$550,000 of the outstanding principal amount of the US$2.3 million convertible debenture held by Austral Gold Argentina S.A. In the partial conversion, which was effected on August 15, 2013 at a conversion price of U.S. $0.274163 (CDN$0.2882) per Unit, Argentex issued 2,006,107 common shares and 1,003,054 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Details about the Convertible Debenture and the private placement in which it was issued were previously disclosed in a press release dated July 3, 2013.

After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture of US$1,500,000 can be repaid only by conversion into an additional 5,471,202 units.

None of the securities issued upon the partial conversion have been or will be registered under the United States Securities Act of 1933, as amended (the "Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. These securities are "restricted securities" under the Act and are subject to a hold period in the United States of at least six months from the date issued. In addition, these securities are subject to a hold period under applicable Canadian securities laws and the requirements of the TSX Venture Exchange, which will expire on November 3, 2013. Subject to certain exceptions, there are additional restrictions on transfer of these securities described in an Investment Agreement between Argentex and Austral Gold Limited. The Investment Agreement, together with all of the other material agreements related to the July 2, 2013 financing, are available on SEDAR at www.sedar.com.

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pinguino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Peter A. Ball
EVP Corporate Development
604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
604-568-1540 (FAX)
peter@argentexmining.com
www.argentexmining.com